U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                 Amendment No. 2
                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          INDEPENDENT MUSIC GROUP, INC.
                 (Name of Small Business Issuer in its charter)



              DELAWARE                               22-281-1783
     (State of incorporation)            (I.R.S. Employer Identification No.)



71 Great Pasture Road, Redding, Connecticut               06896
(Address of principal executive offices)               (Zip Code)


Issuer's Telephone Number    (203) 938-0737

Securities to be registered pursuant to 12(b) of the Act:     None




Securities to be registered pursuant to 12(g) of the Act:


                         Common Stock $.00005 Par Value
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I


ITEM 1.           DESCRIPTION OF BUSINESS

Company Background

         Independent Music Group, Inc. was formed under the laws of the State of Delaware in May 1988. In April 1999, Independent Music Group acquired all the issued and outstanding capital stock of Independent Music Network, Inc.(TM), a Delaware corporation. Independent Music Group's principal executive offices are located at 71 Great Pasture Road, Redding, Connecticut. Independent Music Network's offices are located at 200 West 85th Street, Suite 2B, New York, NY 10024. Independent Music Group's telephone number is 203-938-0737. Independent Music Group's website address is www.independentmusicnet.com or www.independentmusicchan.com. Independent Music Group's common stock trades on the OTC Bulletin Board under the symbol "JNET."

         Independent Music Group intends to pursue the concept of broadcasting amateur and professional music television videos on national cable television. Specifically, management of Independent Music Group anticipates that Independent Music Network, a wholly-owned subsidiary of Independent Music Group, will conduct and coordinate all advertising, band recruiting and video editing, Independent Music Channel, a wholly-owned subsidiary of Independent Music Network, will facilitate the broadcast of the music videos and Emerald City Records, a wholly-owned subsidiary of Independent Music Group, will produce and mass market the music of bands signed by Independent Music Group. Independent Music Group currently employs three individuals. Mr. James Fallacaro serves as Independent Music Group's president, Ms. Corinne Fallacaro serves as secretary and treasurer and Mr. Anthony Escamilla serves as vice president. Management beleives that additional employees will be hired as operations and business activity increase.

Corporate Strategy

         Under Independent Music Group's business concept; Independent Music Network(TM) will endeavor to:

         o Broadcast programming over national cable television that consists primarily of music videos of amateur and professional bands;

         o Minimize Independent Music Group's need for capital by charging bands an advance fee of $350 per three-minute video that, subject to content approval, guarantees the video will be broadcast nationally;

         o Create value and by promoting Independent Music Network(TM) during broadcasts and funding airtime with the advanced fees paid by musicians rather than with sponsorship advertising dollars which should eliminate sponsorship driven programming decisions; and

         o Design an innovative and informative corporate website that promotes Independent Music Network(TM), and creates franchise value and generates substantial advertising and related revenue. Through extensive cross-advertising with its anticipated cable television programming, Independent Music Group intends to develop its website into a web portal.

         Independent Music Group's business concept was developed based on management's assessment that no medium currently exists which gives amateur musicians the opportunity to present themselves on national television. Channels like MTV(TM) and VH1(TM) primarily program only those artists that are listed on the Billboard 100(TM) or similar charts. Management believes its concept will be attractive to amateur musicians and give amateur musicians the opportunity to promote their talent on the Pay For Play(TM) basis. Pay For Play(TM) is the phrase used by Independent Music Group to describe and promote its concept of giving amateur musicians the opportunity to showcase their talents on national television for a fee of $350. Independent Music Group also believes its proposed services will be well received by major and independent record labels and talent agencies because Independent Music Network will provide a cost-effective medium to showcase new talent on a non-preferential basis.

         Independent Music Group will initially attempt to develop interest in its concept among amateur musicians by undertaking an advertising campaign which will promote Independent Music Group and provide amateur musicians with information on how to submit their music videos and $350 fee. After being screened by Independent Music Group for acceptable content, professionally packaged and edited, Independent Music Group will broadcast the video on a national cable television channel. In addition to the national television broadcast, each artist or band that submits an acceptable video will also be listed on Independent Music Network(TM)'s corporate website and portal where streaming audio clips of their performance may be heard and other information on the bands and the music industry will be displayed.

         As part of its programming strategy, each month Independent Music Group will choose the Top 10 artists or bands broadcast on Independent Music Network(TM) during that period. The selected artists/bands will each be featured that month with a 1/2 hour exclusive, national television showcase of their videos at no additional cost. The top band of the month will be signed to a recording contract with Emerald City Records. In addition to screening videos for content, Independent Music Network(TM) will form an advisory panel to evaluate the commercial viability of selected bands. If deemed to be commercially viable, Independent Music Group will be in a position to offer these bands management contracts or refer them to Emerald City Records(TM) or an outside record label.

         Independent Music Network(TM) intends to promote its own network during its broadcasts to generate brand recognition and enhance franchise value. This process also reduces the burden on Independent Music Network(TM)'s working capital, as a large sales force will not be required. In addition to Independent Music Network(TM)'s self-promotion, its advertising will also include commercials that promote its Web Portal and direct interested viewers to Independent Music Network(TM)'s corporate website. Management believes company sponsored advertising will provide Independent Music Network(TM) with sole discretion to format its broadcasts as it chooses while affording it the ability to promote its own network. Unlike MTV(TM) or VH1(TM) whose financial success is contingent upon obtaining sponsorships or large advertisers.

         Independent Music Group anticipates launching its domestic website, web portal and traditional campaign between the last quarter of 1999 or the first quarter of 2000. Independent Music Group expects to commence broadcasting by the end of 1999 or the early part of 2000.

Music, Music Video and Recording Industry

         The development of Independent Music Group's business concept resulted in part from the popularity of the music and music video industry in general. Management believes that the broadcast television market for music videos and music programming has grown significantly since the introduction of MTV(TM) in 1981. Music enthusiasts are now able to view everything from country to rock to rap to salsa on cable television, with major channels generating significant revenues from growing cable subscriptions and increasing advertiser support. Management's research indicates that the amateur music industry has experienced a corresponding significant growth phase. According to the Gallup Organization of Princeton, New Jersey, in 1996 the United States had approximately 62 million amateur musicians aged five and older comprising approximately 6 million bands. In the United States alone, nearly $6 billion was spent on musical instruments and accessories in 1996, an increase of approximately 12% from 1994.

         According to a 1997 study by the Recording Industry Association of America demographic profile of consumers of recorded music has aged along with the population. Consumers age 29 and under accounted for 52.9% of music purchases in 1996 versus 56.7% in 1992. Similarly, consumers over the age of 45 comprised 15.2% of the market in 1996 compared with 12.2% in 1992. In addition, based on Recording Industry Association of America data, there have been significant gains in the Popular music listenership among the 35 and over category. While the spending by young Americans remains predictably strong due to their passion for music, the Babyboomers (particularly in the age 40-44 category) have shown the most notable increase, jumping from a meager 4.8% market share in 1987 to 9.2% in 1996. Based on these statistics, management believes that the $350 fee that will be charged in accordance with the Pay For Play concept will not be cost prohibitive for amateur entertainers.

Marketing Strategy

         In an effort to obtain the maximum number of music videos in a timely fashion, Independent Music Group will initially target the United States marketplace, and thereafter, Independent Music Group plans to expand its network worldwide to encompass the estimated 50 million amateur artists/bands globally. Independent Music Group approached, and anticipates that it will engage a New York City based advertising firm to create its advertising campaign. Independent Music Group anticipates its domestic advertising campaign will include radio and print ads as well as the Internet to target the approximately 6 million amateur artists and band members.

Television Broadcasting Strategy

         Independent Music Network(TM) proposes to either contract for national air time in 10 hour per day, five day per week blocks, using a national cable channels or, if the demand for the Company's concept warrants, Independent Music Group will attempt to air its own seven day a week, 24 hour national cable channel. It is anticipated that the Company's programming will consist of approximately 15 music videos per hour narrated by a video deejay personality situated in front of a custom designed stage set and interspersed with Company sponsored advertising. The Company's research included an investigation of media costs associated with buying one hour of broadcast time using a range of vehicles, including spot network television, syndicated television, national and regional cable television, UHF channels and leased public access. The focus was geared to the amateur band market, where the 6 PM to 3 AM time slot offers a combination of prime demographic viewer ship and reduced cost exposure. As a result, Independent Music Group believes it can purchase prime time airtime that reaches approximately 25 million cable households nationwide at an average cost of $1,400 per hour.

         Specifically, Independent Music Group has determined it can purchase airtime through networks such as Access Television Network, Inc. Access Television Network, Inc. maintains contracts for air time directly with the major cable systems operators, such as Tele-Communications, Inc., Time-Warner, Inc. and Continental Cablevision, Inc., for a variety of channels at the local cable system level.

         Depending upon the market demand concept, management of Independent Music Group may pursue the option of starting its own, seven day a week, 24 hour national cable channel that will be distinctively different from current music channels. Independent Music Group will promote its programming and create brand recognition through Independent Music Channel(TM).

Independent Music Network(TM)'s Website

         In addition to the increasing popularity of music television, an increasing number of people are turning to the Internet as a source for music and music related entertainment. Whether it is fan sites, webcasting, interactive jukeboxes, re-transmission of radio or downloading, the Internet is providing consumers with access to more music quicker than ever before. Management believes the Internet is changing the manner in which music is listened to and marketed. The sale of music, for example, is no longer limited to physical carriers such as commercial music stores. Experts agree that the potential growth in the online sector is great, especially with companies such as CDNow, Inc. and Amazon.com, Inc. generating greater public awareness through costly mass media advertising.

         Independent Music Network(TM) and its website are being designed to be substantially different from most Internet companies and websites. The primary difference is that those companies typically spend a significant portion of their operating cash flow to advertise on television and the Internet. Independent Music Network(TM)'s strategy will attempt to eliminate a strain on cash flow by advertising during Independent Music Group's cable television video broadcasts and establishing website affiliations. Independent Music Network(TM) also anticipates that it will be able to charge fees by generating links to several Internet band websites.

Independent Music Network(TM)'s Web Portal

         After Independent Music Network(TM)'s website is firmly established, Independent Music Group will endeavor to develop its website into a Web Portal that will focus on entertainment and information and thereafter expand into a variety of other content and services.

         A Web Portal is where individuals typically begin when they log onto the Internet, receiving news, topics of interest, weather, online events and various other informational content. The portal has essentially become the entryway to all things on the Web. Most Web Portals feature the same mix of content and services. Differentiation amongst Web Portals is primarily in how well the sites integrate all of their offerings; the quality of the technology providers selected to deliver Web-based e-mail, audio and video clips, chat and Web page communities, and; the ease with which a consumer can use and customize the service to their individual needs.

         Independent Music Group is not currently aware of any existing competitor in the television music video industry that has or could create and promote a Web Portal in the fashion that Independent Music Group(TM) can. The reason is rather simple; since advertising revenue drives their profitability, companies such as MTV(TM)cannot effectively cross promote/advertise their Web Portals and/or websites. Another advantage for Independent Music Group(TM)'s Web Portal is the company's targeted market. Independent Music Group(TM) has a large core demographic base from which it expects to draw interest in its Web Portal. The target market for Independent Music Channel(TM)'s product is the six million amateur artists/bands in the U.S. and the estimated 50 million amateur artists/bands worldwide. The combination of 50 million amateur artists/bands globally and the promotional advantage described above enables Independent Music Group(TM) to launch its Web Portal with a tremendous amount of leverage.

         Unlike services such as America On-Line, the "pure" Web Portals are free from the burdens of providing access and software for users. Through innovation and a singular focus on serving the needs of the online consumer, Independent Music Network(TM) plans to integrate the highest quality music and entertainment content (initially) and services to create a powerful and unique online experience. Independent Music Network(TM) anticipates that it will establish strategic alliances, affiliations and partnerships with a variety of companies. The potential of such alliances, combined with the core demographics of the consumers Independent Music Group initially intends to target, could quickly vault Independent Music Group(TM) into the upper Web Portal echelon.

         Independent Music Network(TM)'s Web Portal will initially be used for a number of functional and Independent Music Network(TM)'s Web Portal will initially be used for a number of functional and promotional purposes, some of which include:

        o     Independent Music Network(TM) & Independent             o    Featured Band Information
              Music Channel(TM) Corporate Information                 o    Contest Polling
        o     Video Submission Guidelines & Forms                     o    CD Sales & Audio Samples
        o     Pricing Schedules                                       o    Visitors' Log
        o     Band Listings & Programming Schedules                   o    VJ Biographies & Stories
        o     Frequently Asked Questions Section                      o    Independent Music Network(TM)'s
        o     Sale of Independent Music Network(TM)/                       Interactive Jukebox
              Independent Music Channel(TM)Merchandise                o    Music Industry News
        o     Links to Band Websites                                  o    Links to Band Fan Club Sites
        o     CD Release Information & Reviews                        o    Local Band News
        o     Chat Rooms

         Upon completion, the web portal will include links to other Internet sites for things such as CD and Musical Instrument Sales, National & Local Entertainment Information, Independent Band Information & Performance Schedules, Music Magazines & Videos, etc. As mentioned above, Independent Music Group also expects to establish strategic alliances and partnerships with certain of companies that provide the services linked to our website for a percentage of sales per hit. The current industry standard is 15%.

Plan of Operation

         Independent Music Group has not generated revenue operations since 1992. Independent Music Network, which as acquired by Independent Music Group in April 1999, has not generated revenues operations since 1997, the year Independent Music Network was formed.

         Independent Music Group's plan of operations for the next twelve months is to establish a relationship with a material cable channel which will allow Independent Music Group to telecast amateur musician performances, structure and commence an advertising campaign to solicit amateur musicians and design and implement two music websites.

         In order to complete its goals over the next 12 months, management estimates Independent Music Group will require $2,000,000. Since Independent Music Group does not receive income from operations, the $2,000,000 management intends to raise the funds through either a private debt or equity offering, or a public equity offering.

Year 2000 Impact

         The Year 2000 issue is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips) such as personal computers using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

State of Readiness

         Independent Music Group and its subsidiaries use a limited amount of computers and computer software primarily in connection with their in-house bookkeeping systems. Such systems, including hardware and software, were recently purchased and are believed, by the manufacturers and Independent Music Group to be year 2000 compatible.

         Notwithstanding the fact that Independent Music Group attempts to monitor the extent to which its and its subsidiaries' hardware and other embedded chip equipment may not be year 2000 compatible, as a precaution, Independent Music Group both uses back-up disks to store electronic or computer stored information, bookkeeping records and other administrative information and keeps paper records of all material transactions and correspondence.

The Costs to Address Year 2000 Issues

         Based on the limited use of computer software, hardware and embedded systems by Independent Music Group and its subsidiaries and the progress Independent Music Group and its subsidiaries have made in identifying and addressing their year 2000 issues, management does not foresee significant risks associated with year 2000 compliance by Independent Music Group and its subsidiaries at this time. Management believes that the costs directly associated with the year 2000 issue will be less than $20,000 and that all required upgrades and replacements, if any, will be completed prior to the end of the third quarter of 1999.

Customer, Supplier and Other Third Party year 2000 Issues

         Independent Music Group does not currently have material third party relationships with suppliers, customers or other third parties with which it conducts business. Therefore management cannot, at this time, predict the potential costs to Independent Music Company or its subsidiaries of any adverse impact or effect of any year 2000 deficiencies by any third parties.

The Risks of Year 2000 Issues and Contingency Plan

         Although Independent Music Group believes that its internal exposure to the year 2000 issue is limited, there can be no assurance its software or any of its computer systems will be fully year 2000 compatible. At this time, Independent Music Group is unable to accurately predict the consequences of failed remediation efforts or new systems to effectively address the year 2000 issue,
                                       -7-
although management does not believe that any such failures will result in a material, adverse effect on Independent Music Group or its subsidiaries, or the operation of their business.

ITEM 2.           DESCRIPTION OF PROPERTY

         Independent Music Group maintains its executive offices at 71 Great Pasture Road, Redding, Connecticut 06896, on a rent free basis from James Fallacaro, an executive officer and director of Independent Music Group. Independent Music Network maintains its executive offices at 200 West 85th Street, Suite 2B, New York, NY 10024, on a rent free basis from Anthony Escamilla, an executive officer and director of Independent Music Group.

ITEM 3.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
                  EMPLOYEES

         The following table sets forth the names, positions with Independent Music Group and ages of the executive officers and directors of Independent Music Group. Directors will be elected at the annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

         Name                       Age              Positions Held
         ----                       ---              --------------
James Fallacaro                      52              Director, Chairman, and President

Corinne Fallacaro                    42              Director Secretary and Treasurer

Anthony Escamilla                    32              Director and Vice President

         James Fallacaro has been Director, Chairman and President of Independent Music Group since its formation in 1986. Mr. Fallacaro has been a Director and officer of both Independent Music Channel and Independent Music Network since 1997. Mr. Fallacaro has served as the sole director of Emerald City Records, Inc. since its formation in April 1999. Since 1991 Mr. Fallacaro has served as President of CJS Holdings, Inc., a technology licensing company he founded in 1991. From 1986 to 1987, Mr. Fallacaro served as President, and from 1985 to 1986 as a Vice President, of Real Estate Financial Investment Corp., which is in the business of acquiring, syndicating and operating real property. From 1983 to 1985, Mr. Fallacaro was Vice President of Diversified Resources Group, a firm engaged in the business of acquiring, syndicating and managing real estate. From 1979 to 1983, Mr. Fallacaro was President of Valkyerie Technology Group, a firm engaged in licensing of foreign and domestic technology.

         Corinne Fallacaro has been a Director, Secretary and Treasurer of Independent Music Group since its inception in 1986. Ms. Fallacaro has also served as a director and executive officer of both Independent Music Network and Independent Music Channel since 1997. Ms. Fallacaro has also served as Vice-President of CJS Holdings, Inc., a private technology licensing company since 1991. Ms. Fallacaro, is married to James Fallacaro.

         Anthony Escamilla has served as Vice President and Director of Independent Music Group since April 1999. Mr. Escamilla is Secretary and Treasurer of StockSiren.com, LLC, a company founded by Mr. Escamilla in March 1999. Mr. Escamilla is principally self employed as a financial consultant and has acted as the Chief Financial Officer of Motorsports USA, Inc. and its parent company Mobile Multimedia Productions, Inc. since November 1997 and May 1998, respectively. From January 1993 through October 1997, he worked for The Long-Term Credit Bank of Japan, Ltd. in their Corporate Finance and Cross Border M&A Departments. Between July 1990 and September 1996, Mr. Escamilla worked for Deloitte & Touche in their Audit Department specializing in Corporate Finance and M&A transactions. He earned MBA and B.S. degrees from the University of Texas at Austin and the University of Connecticut, respectively. Mr. Escamilla is a Certified Public Accountant.

ITEM 4.           EXECUTIVE COMPENSATION

         The officers and directors of Independent Music Group do not have employment agreement with Independent Music Group or its subsidiaries nor have the foregoing individuals had employment agreements with any of the foregoing since 1989. The officers and directors have not received compensation (including common stock or options to purchase common stock) from Independent Music Group or its subsidiaries and do not expect to receive compensation for their services to Independent Music Group for an indefinite period of time.

ITEM 5.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table sets forth information as of June 18, 1999, with respect to the beneficial ownership of shares of Independent Music Group's common stock ("Common Stock") by (i) each person or entity known by Independent Music Group to be the owner of more than 5% of the outstanding shares of Common Stock, or to be under common control, (ii) each officer and director, and (iii) all officers and directors as a group.

                                                                                            Approximate
                                                                                            Percentage of
                                                           No. of                         Outstanding Shares
Name                                                      Shares(1)                       Beneficially Owned
----                                                      ---------                       ------------------
James Fallacaro(2)                                           8,555,000                            88.7%
Corinne Fallacaro(3)                                            76,658                            *
Anthony Escamilla(4)                                                 0                            0%
All Officers and Directors                                   8,631,658                            89.6%
as a Group (3 persons)
*Denotes less than 1%.

(1) There were 9,636,475 shares of Independent Music Group's Common Stock and outstanding as of June 18, 1999.

(2) James Fallacaro is Director, Chairman and President of Independent Music Group. Does not include 76,658 shares of Independent Music Group's Common Stock owned by Corinne Fallacaro, James Fallacaro's wife.

(3) Corinne Fallacaro is Director, Secretary and Treasurer of Independent Music Group. Does not include 8,550,000 shares of Independent Music Group's Common Stock owned by James Fallacaro, Corinne Fallacaro's husband.

(4) Mr. Escamilla is Director and Vice President of Independent Music Group.

ITEM 6.           INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS

         In March 1999, Independent Music Group issued James Fallacaro 8,500,000 shares of Common Stock at a price of $20,000.

         In April 1999, Independent Music Group acquired all of the issued and outstanding shares of common stock of Independent Music Network from James Fallacaro, and officer and director of Independent Music Group, in exchange for 100,000 shares of Common Stock of Independent Music Group and $50,000.

         Both issuances occurred after the 1 for 40 reverse stock split implemented by Independent Music Group on March 19, 1999.



ITEM 7.           DESCRIPTION OF SECURITIES

         Independent Music Group is authorized to issue 10,000,000 shares of Common Stock, par value $.00005 per Share. Independent Music Group is not authorized to issue preferred stock. As of June 18, 1999, there were 9,636,475 shares of Common Stock issued and outstanding.

         The holders of Independent Music Group's Common Stock: [i] have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by Independent Music Group's Board of Directors; [ii] are entitled to share ratably in all of Independent Music Group's assets for distribution to holders of Independent Music Group's Common Stock upon liquidation, dissolution or winding up of the affairs of Independent Music Group; [iii] do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and [iv] are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of Independent Music Group's Common Stock do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if the so choose and in such event, the holders of the remaining shares will not be able to elect any of Independent Music Group's Directors.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         As of June 18, 1999, there were approximately 41 stockholders of record of Independent Music Group's Common Stock. Independent Music Group's Common Stock is trades on the NASD OTC Bulletin Board under the symbol "JNET". The following table sets forth, for the period since June 1, 1997, the high and low bid prices for Independent Music Group's Common Stock as reported by the OTC Bulletin Board. The following high and low bid prices reflect inter-dealer prices without detail markup, markdown or commission and may not represent actual transactions. The information in the following table gives effect to a 1 for 40 reverse stock split of the issued and outstanding Common Stock of Independent Music Group effective March 19, 1999.

                                                                                          Common Stock
                                                                                          ------------
                                                                                High                       Low
                                                                                ----                       ---
June 1997 - May 31, 1999
June 1, 1997 - August 31, 1997                                                $ 12.00                       $  .04
September 1, 1997 - November 30, 1997                                         $ 12.00                       $  .04
December 1, 1997 - February 28, 1998                                          $ 12.00                       $  .04
March 1, 1998 - May 31, 1998                                                  $ 12.00                       $  .04
June 1, 1998 - August 31, 1998                                                $ 12.00                       $  .04
September 1, 1998 - November 30, 1998                                         $ 12.00                       $  .04
December 1, 1998 - February 28, 1999                                          $ 12.00                       $  .04
March 1, 1999 - May 31, 1999                                                  $ 16.00                       $ 1.25
June 1, 1999 - August 16, 1999                                                $  7.00                       $ 1.50

         The transfer agent for Independent Music Group's Common Stock is Florida Atlantic Stock Transfer, 701 North Pine Island Road, Suite 310B, Tamarac, Florida 33321.

         Independent Music Group has never paid cash dividends on its Common Stock. Independent Music Group presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on Independent Music Group's earnings, capital requirements, expansion plans, financial condition and other relevant factors or its subsidiaries.

ITEM 2.           LEGAL PROCEEDINGS

         There are no material legal proceedings filed, or to Independent Music Group's knowledge, threatened against Independent Music Group.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         In March 1999, Independent Music Group issued an aggregate of 900,000 shares of Common Stock to two accredited investors and received aggregate proceeds of $55,000. The offering was conducted pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act").

         In March 1999, Independent Music Group issued 8,500,000 shares of Common Stock to an officer and director of the Independent Music Group for a purchase price of $20,000 pursuant to the exemption from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In April 1999, Independent Music Group issued 100,000 shares of its Common Stock to an officer and director of Independent Music Group as part of the acquisition by Independent Music Group of Independent Music Network. The issuance was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation Law of Delaware (the "GCL") allows a corporation to indemnify any person who was or is, or is threatened to be made a party to any threatened, pending or completed suit or proceeding. This applies whether the matter is civil, criminal, administrative or investigative because he or she is or was a director, officer, employee or agent of the corporation.

         A corporation may indemnify against expenses (including attorney's fees) and, except for an action by or in the name of the corporation, against judgments, fines and amounts paid in settlement as part of such suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. In addition, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

         In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim, as to which the person has been found to be liable to the corporation. The exception is if the court in which such action was brought determines that the person is reasonably entitled to indemnity for expenses.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted as to directors, officers and controlling persons of Independent Music Group, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Independent Music Group in the successful defense of any action, suit or proceeding) is asserted, Independent Music Group will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy. Independent Music Group will be governed by the final adjudication of such issue.

                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements include the audited consolidated balance sheet of Independent Music Group at May 31, 1999, and Independent Music Group's related audited consolidated statements of operations, deficiency in assets and cash flows for the year ended May 31, 1999 and the period from November 6, 1997 (inception) through May 31, 1998.

                          INDEPENDENT MUSIC GROUP, INC.
                                AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1999

                                 C O N T E N T S
                                                                  Page
                                                                  ----

INDEPENDENT AUDITORS' REPORT                                       F-1

CONSOLIDATED FINANCIAL STATEMENTS

           Balance Sheet                                           F-2

           Statements of Operations                                F-3

           Statements of Deficiency in Assets                      F-4

           Statements of Cash Flows                                F-5

           Notes to Financial Statements                           F-6 - 8

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders
Independent Music Group, Inc. and Subsidiaries
Redding, Connecticut


We have audited the accompanying consolidated balance sheet of Independent Music Group, Inc. and Subsidiaries (a development stage company) as of May 31, 1999, and the related consolidated statements of operations, deficiency in assets and cash flows for the year ended May 31, 1999 and for the period from inception (November 6, 1997) to May 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Music Group, Inc. and Subsidiaries as of May 31, 1999, and the results of its operations and its cash flows for the year ended May 31, 1999, and for the period from inception (November 6, 1997) to May 31, 1998, in conformity with generally accepted accounting principles.




                                                           KAUFMAN, ROSSIN & CO.

Miami, Florida
June 7, 1999

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
--------------------------------------------------------------------------------
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
MAY 31, 1999
--------------------------------------------------------------------------------

ASSETS
-----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS                                                        $262,215

OTHER ASSETS                                                                          900
-----------------------------------------------------------------------------------------

              TOTAL ASSETS                                                       $263,115
-----------------------------------------------------------------------------------------

LIABILITIES AND DEFICIENCY IN ASSETS
-----------------------------------------------------------------------------------------

CURRENT LIABILITIES
     Note payable - stockholder                                                  $246,472
     Accrued expenses (Note 2)                                                     62,923
     Distribution payable - stockholder                                            50,000
-----------------------------------------------------------------------------------------
         Total current liabilities                                                359,395
-----------------------------------------------------------------------------------------

DEFICIENCY IN ASSETS (NOTE 4)
     Common stock, $.00005 par value; authorized 10,000,000
         shares; issued and outstanding 9,636,475 shares                              482
     Additional paid-in capital                                                     5,243
     Deficit accumulated during the development stage                          (  102,005)
-----------------------------------------------------------------------------------------
         Total deficiency in assets                                            (   96,280)
-----------------------------------------------------------------------------------------

              TOTAL LIABILITIES AND DEFICIENCY IN ASSETS                         $263,115
-----------------------------------------------------------------------------------------

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 1999 AND FOR THE PERIOD
FROM INCEPTION (NOVEMBER 6, 1997) TO MAY 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                            1999                     1998
-------------------------------------------------------------------------------- ------------------------- ------------------------
REVENUES:
     Dividend income                                                               $          10,046         $          12,197
-------------------------------------------------------------------------------- ------------------------- ------------------------

EXPENSES:
     General and administrative                                                               42,091                    24,734
     Interest to stockholder                                                                  30,574                    26,849
-------------------------------------------------------------------------------- ------------------------- ------------------------
         Total expenses                                                                       72,665                    51,583
-------------------------------------------------------------------------------- ------------------------- ------------------------

NET LOSS                                                                           $          62,619         $          39,386
-------------------------------------------------------------------------------- ------------------------- ------------------------

NET LOSS PER SHARE                                                                 $            .006         $            .004
-------------------------------------------------------------------------------- ------------------------- ------------------------

WEIGHTED AVERAGE NUMBER OF COMMON
     SHARES OUTSTANDING                                                                    9,636,475                 9,636,475
-------------------------------------------------------------------------------- ------------------------- ------------------------

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY) CONSOLIDATED STATEMENTS OF DEFICIENCY IN ASSETS FOR THE YEAR ENDED MAY 31, 1999 AND FOR THE PERIOD FROM INCEPTION (NOVEMBER 6,
1997) TO MAY 31, 1998

-------------------------------------------------------------------------------------------------------------------

                                                                                Common stock, $.00005 par value;
                                                                                  10,000,000 shares authorized
                                                                            -----------------------------------------
                     Transaction                              Date                Shares              Par Value
------------------------------------------------------ -------------------- -------------------- --------------------
Sale of stock for cash ($.01 per share)                        11/6/97              100,000         $          5

Net loss from  inception  (November  6,  1997) to May
     31, 1998                                                        -                    -                    -
------------------------------------------------------ -------------------- -------------------- --------------------

Balance May 31, 1998                                                 -              100,000                    5

Acquisition  of assets of  Independent  Music  Group,
     Inc. ($.006 per share)                                    4/26/99            9,536,475                  477

Special distribution to shareholder                            4/26/99                    -                    -

Net loss for the year ended May 31, 1999                             -                    -                    -
------------------------------------------------------ -------------------- -------------------- --------------------

              TOTAL                                                               9,636,475         $        482
------------------------------------------------------ -------------------- -------------------- --------------------

[RESTUBBED TABLE]

                                                                              Deficit Accumulated
                                                           Additional              During the
                                                             Paid-in               Development
                     Transaction                             Capital                  Stage             Total
------------------------------------------------------ -------------------- --------------------- --------------------
Sale of stock for cash ($.01 per share)                   $        995         $           -         $      1,000

Net loss from  inception  (November  6,  1997) to May
     31, 1998                                                        -      (         39,386)     (        39,386)
------------------------------------------------------ -------------------- --------------------- --------------------

Balance May 31, 1998                                               995      (         39,386)     (        38,386)

Acquisition  of assets of  Independent  Music  Group,
     Inc. ($.006 per share)                                     54,248                     -               54,725

Special distribution to shareholder                    (        50,000)                    -      (        50,000)

Net loss for the year ended May 31, 1999                             -      (         62,619)     (        62,619)
------------------------------------------------------ -------------------- --------------------- --------------------

              TOTAL                                       $      5,243      (  $     102,005)     (  $     96,280)
------------------------------------------------------ -------------------- --------------------- --------------------

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 1999 AND FOR THE PERIOD
FROM INCEPTION (NOVEMBER 6, 1997) TO MAY 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                            1999                     1998
--------------------------------------------------------------------------------- ------------------------- ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                      ( $          62,619)      ( $          39,386)
--------------------------------------------------------------------------------- ------------------------- ------------------------
    Adjustments to reconcile net loss to net cash used in operating activities:
       Changes in operating assets and liabilities:
          Other assets                                                                           4,700      (             5,600)
          Accrued expenses                                                                      36,074                   26,849
--------------------------------------------------------------------------------- ------------------------- ------------------------
              Total adjustments                                                                 40,774                   21,249
--------------------------------------------------------------------------------- ------------------------- ------------------------
                 Net cash used in operating activities                            (            21,845)      (            18,137)
--------------------------------------------------------------------------------- ------------------------- ------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash balances of company acquired                                                           54,725                        -
    Loans from (repayments to) stockholder, net                                   (           243,528)                  490,000
--------------------------------------------------------------------------------- ------------------------- ------------------------
                 Net cash provided by (used in) investing activities              (           188,803)                  490,000
--------------------------------------------------------------------------------- ------------------------- ------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from the issuance of common stock                                                       -                    1,000
--------------------------------------------------------------------------------- ------------------------- ------------------------

INCREASE (DECEASE) IN CASH AND CASH EQUIVALENTS                                   (           210,648)                  472,863

CASH AND CASH EQUIVALENTS - BEGINNING                                                          472,863                        -
--------------------------------------------------------------------------------- ------------------------- ------------------------

CASH AND CASH EQUIVALENTS - ENDING                                                  $         262,215         $         472,863
--------------------------------------------------------------------------------- ------------------------- ------------------------

Supplemental Disclosures:
--------------------------------------------------------------------------------- ------------------------- ------------------------

    Interest paid                                                                   $               -         $               -
--------------------------------------------------------------------------------- ------------------------- ------------------------

    Income taxes paid                                                               $               -         $               -
--------------------------------------------------------------------------------- ------------------------- ------------------------

                             See accompanying notes.

INDEPENDENT MUSIC GROUP, INC. & SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        Basis of Consolidation

        The consolidated financial statements include the accounts of Independent Music Group, Inc. (IMG) and its subsidiaries, Independent Music Network, Inc. (IMN), Independent Music Channel, Inc. (IMC) and Emerald City Records, Inc. (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

        Organization and Business Activity

        IMN was incorporated in November 1997, under the laws of the State of Delaware, to pursue the concept of broadcasting amateur and professional music television videos on national cable television. IMC, a Delaware Corporation, is intended to be used to broadcast the videos, promote its programming and create corporate brand recognition. Emerald City Records is the company's proprietary record label.

        On April 26, 1999, all of the outstanding stock of IMN was acquired by IMG (formerly known as AVTR Systems, Inc.), a non-operating public shell company. For accounting purposes, the acquisition has been treated as an acquisition of the assets of IMG by IMN and as a recapitalization of IMN. The historical financial statements prior to April 26, 1999 are those of IMN.

        The business activity of the Company to date has primarily consisted of development of a business plan and research related to the broadcast and music industries.

        The Company is considered to be in the development stage, and the accompanying financial statements represent those of a development stage company.

        Cash and Cash Equivalents

        Cash and cash equivalents consists of cash and all highly liquid investments readily convertible to cash.

        The Company, from time to time, maintains cash balances in excess of federally insured limits.

        Income Taxes

        The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes.

--------------------------------------------------------------------------------
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

        Use of Estimates

        The accounting and reporting policies of the Company are in conformity with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

        The Company has recorded a deferred tax asset of approximately $312,000 at May 31, 1999 which is completely offset by a valuation allowance. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

        Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. The carrying value of Notes payable
        - stockholder approximates fair value as the interest rate is not significantly different from market rates available to the Company.

        Impact of the "Year 2000" Computer Issue

        Because computers frequently use only two digits to recognize years, on January 1, 2000, many computer systems, as well as equipment that uses embedded computer chips, may be unable to distinguish between the years 1900 and 2000. If not remediated, this problem could create system errors and failures resulting in the disruption of normal business operations. In the event the Company fails to identify or correct a material Year 2000 problem, there could be disruptions in normal business operations, which could have a material adverse effect on the Company's results of operations, liquidity or financial condition. Further, there may be some third parties, such as governmental agencies, utilities, telecommunication companies, vendors, suppliers and customers who may not be able to continue business with the Company due to their own Year 2000 problems. Also, risks associated with some foreign third parties may be greater since there is general concern that some entities operating outside the United States are not addressing Year 2000 issues on a timely basis. There can be no assurance that any efforts made will fully mitigate the effect of Year 2000 issues.

        Net Loss per Share

        Net loss per share is computed based on the weighted average number of shares outstanding, restated to give effect to the recapitalization.

--------------------------------------------------------------------------------
NOTE 2. NOTE PAYABLE - STOCKHOLDER
--------------------------------------------------------------------------------

        Note payable - stockholder at May 31, 1999, consisted of amounts due to the majority stockholder and officer of the Company. The note bears interest at 10%, is unsecured and due on demand. Interest expense on the note amounted to $30,574 for the year ended May 31, 1999 and $26,849 for the period from inception (November 6, 1997) to May 31, 1998. Unpaid interest on the notes as of May 31, 1999 amounted to $57,423 and is included in accrued expenses on the accompanying balance sheet.

        The Company is dependent upon its majority shareholder for continued financing.

--------------------------------------------------------------------------------
NOTE 3. INCOME TAXES
--------------------------------------------------------------------------------

        The Company has net operating loss carryforwards of approximately $830,000 for income tax purposes. Approximately $728,000 was generated by IMG prior to the acquisition of IMN and expire from 2001 through 2006. The remaining net operating losses begin to expire in 2018.

        Deferred income tax assets of approximately $312,000, comprised of net operating loss carryforwards, are completely offset by a valuation allowance.

        The difference between the tax provisions and the amounts computed by applying the federal statutory tax rates to the losses before income taxes are due to increases in the deferred tax asset valuation allowances.

--------------------------------------------------------------------------------
NOTE 4. COMMON STOCK
--------------------------------------------------------------------------------

        As of June 7, 1999, the Company had not issued stock certificates issuable in connection with the acquisition of the stock of IMN, however, as the Company is obligated to issue the shares, they are deemed to be issued and outstanding for financial statement purposes.



                                    PART III

ITEM 1.               INDEX TO EXHIBITS

Exhibits              Description of Document.(1)
--------              ---------------------------
  3.1                 Certificate of Incorporation of AVTR Systems, Inc.(1)

  3.2                 Certificate of Amendment to the Certificate of Incorporation of
                      AVTR Systems, Inc.(1)

  3.3                 Certificate of Amendment to the Certificate of Incorporation of
                      AVTR Systems, Inc.(1)

  3.4                 Certificate of Amendment to the Certificate of Incorporation of
                      AVTR Systems, Inc.(1)

  3.5                 Bylaws of AVTR Systems, Inc.(1)

 10.1                 Stock Purchase Agreement between Independent Music Group, Inc.
                      and James Fallacaro dated April 26, 1999.(1)

 21                   Subsidiaries.(1)

 27                   Financial Data Schedule.(1)

(1) Previously Filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            INDEPENDENT MUSIC GROUP, INC.

Date:  August 30, 1999      By:  /s/ James Fallacaro
                               ------------------------------------------------
                                    James Fallacaro, President

Date:  August 30, 1999      By: /s/ Corinne Fallacaro
                               ------------------------------------------------
                                   Corinne Fallacaro, Secretary and Treasurer

Date:  August 30, 1999      By: /s/ Anthony Escamilla
                               ------------------------------------------------
                                   Anthony Escamilla, Vice President